MDC Partners Inc.

One World Trade Center, Floor 65

New York, NY 10007

May 4, 2021

VIA EDGAR

Mr. Donald Field
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F. Street N.E.
Washington, D.C. 20549

Re:	MDC Partners Inc.

Registration Statement on Form S-4

File No. 333-252829

Dear Mr. Field:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), MDC Partners Inc., a Canadian corporation (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of its Registration Statement on Form S-4 (File No. 333-252829), as amended (the “Registration Statement”), and declare the Registration Statement effective as of 4:00 p.m., Eastern Time, on May 7, 2021, or as soon as reasonably practicable thereafter.

The Registrant hereby confirms that it is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934, as amended, with respect to the registration of securities in the Registration Statement. Further, the Registrant acknowledges that, in connection with the Registration Statement and this request for acceleration:

1.	should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

3.	the Registrant may not assert the comments of the staff of the Commission and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact Kim Spoerri of Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2522 or by email at kspoerri@cgsh.com. In addition, please notify Ms. Spoerri when this request for acceleration has been granted and the Registration Statement declared effective.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

MDC Partners Inc.

By:	/s/ David Ross
Name: David Ross
Title: General Counsel & EVP

cc:    Blaise Rhodes, Securities and Exchange Commission

Linda Cyrkel, Securities and Exchange Commission

Mara Ransom, Securities and Exchange Commission

Mark Penn, Stagwell Media LP

Kim Spoerri, Cleary Gottlieb Steen & Hamilton LLP

Christopher Giordano, DLA Piper LLP

Paul M. Tiger, Freshfields Bruckhaus Deringer US LLP